Stop 6010   May 10, 2007

Mr. John E. Lucas
Chief Executive Officer
Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, NJ 07747

        Re: Thomas Pharmaceuticals, Ltd.
                  Registration Statement on Form SB-2
                  filed April 13, 2007
                  File No. 333-142104

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from the information on iVoice's website that iVoice has a history of spin-offs and distributions and that Thomas Pharmaceuticals is one of many previously completed spin-offs. Please revise your prospectus to identify the five spin-offs iVoice has done in the past and disclose if iVoice is in the business of acquiring assets and/or businesses that they subsequently spin-off. Please also explain to what extent these prior spin-offs have added value for the shareholders of iVoice and benefited the spun-off entities as planned. Please specifically discuss how and why you expect to generate value in this spin-off and also discuss the potential circumstances that might interfere with this plan.

2. You state throughout the prospectus that "Mr. Mahoney may be deemed to receive personal benefit as a result of the Distribution." You have already disclosed certain conflicts of interest that Mr. Mahoney will have as a result of his status as a director of Thomas Pharmaceuticals, his controlling interest in iVoice and iVoice's debt and equity interest in Thomas Pharmaceuticals. Please describe what additional "personal benefit" you refer to in this statement.

3. Throughout the prospectus you refer to statements regarding securities "listed" on the OTCBB. The OTCBB is not an issuer listing service, but rather a quotation medium. Please remove any references to a "listing" as it relates to securities quoted on the OTCBB.

4. On page 57 under "The Distribution" you state that every one share of iVoice outstanding on the record date will participate in the Distribution. On the prospectus cover page, however, you state that only non-affiliated shareholders will participate in the Distribution. Please revise your prospectus to clarify this inconsistency.

5. Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended March 31, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Cover Page

6. Please delete the word "independent" in the second paragraph on the cover page. By virtue of iVoice's ownership of the Series B convertible preferred stock of Thomas Pharmaceuticals and the common directors of iVoice and Thomas Pharmaceuticals, iVoice will likely continue to have significant control of the company. Therefore, Thomas Pharmaceuticals will not be entirely "independent." The use of the term "independent" may give the reader the impression that iVoice will no longer have significant control over Thomas Pharmaceuticals.

7. Please revise the first sentence of the first paragraph of the prospectus cover page to state that all shareholders other than affiliates will receive one share for every share they hold of iVoice. Please also name the affiliates who will not be receiving shares. If the list is short these names should be provided on the cover page.

8. In the third paragraph of the prospectus cover page please revise your disclosure to balance the statement indicating that following the Distribution 100% of the outstanding Class A common stock of Thomas Pharmaceuticals will be held by non-affiliates. Your revised disclosure should clarify in the same paragraph that Mr. Mahoney through iVoice's ownership of convertible preferred stock will be able to vote with Class A common stockholders and will exercise voting control over all matters presented to the Class A common stockholders.

9. In the first sentence, third paragraph of the prospectus cover page and elsewhere in the prospectus where applicable, please disclose both what affiliates and non-affiliates will receive in the spin-off. If affiliates receive no shares, please state that fact.

Prospectus Summary, page 2

10. You state on page 2 that Thomas Pharmaceutical's plan is to "potentially penetrate the over-the-counter non-prescription healthcare product market." Please explain how this is feasible. The over-the-counter non-prescription healthcare product market is a large market and the company currently has only one product. If your plan is to penetrate this large market with only one or a few products, please clarify.

11. We note your description of the sale of certain patents by iVoice to Lamson Holdings LLC here and in the MD&A. Please expand your disclosure to explain the relevance of this transaction to the business of Thomas Pharmaceuticals. Please also explain the role of SpeechSwitch, Inc. in that transaction. If these transactions have no significance to the prospects of Thomas Pharmaceuticals, please consider removing the disclosure from the prospectus.

12. Please describe Mr. Mahoney's controlling interest in iVoice, including his percentage ownership of iVoice.

13. In the last paragraph on page 2, please disclose the stated value of the Series B convertible preferred stock.

14. Where you discuss the personal benefits and conflicts of interest of Mr. Mahoney in this section on page 3, please also clarify that one of the conflicts of interest concerns the conflict in allocating corporate opportunities to Thomas Pharmaceuticals and iVoice. Please also revise the disclosure to identify any other companies that are under common control and that could be allocated corporate opportunities that may come to the attention of management to the disadvantage of Thomas Pharmaceuticals.

15. We note that the Class A common stock of Thomas Pharmaceuticals that could be acquired by iVoice and by BioBridge LLC total a significant percentage of the company, almost 84% of the company. Please revise the summary to describe the significant control that Mr. Mahoney will have over Thomas Pharmaceuticals going forward and to disclose the percentage ownership that could be acquired by iVoice and BioBridge LLC.

16. On page 7 you state that after the termination of the administrative services agreement, "there will be no business or operating relationship between iVoice and Thomas Pharmaceuticals." Please delete this statement. By virtue of its ownership of the Series B convertible preferred stock of Thomas Pharmaceuticals, iVoice will likely continue to have significant control over Thomas Pharmaceuticals. Also, the board of Thomas

Pharmaceuticals will be controlled by directors of iVoice since two of the three directors of Thomas Pharmaceuticals will be iVoice directors.

Summary Condensed Financial Information, page 9

17. Please tell us and disclose why you have presented the information for the year ended December 31, 2005 on an "unaudited pro forma consolidated" basis with Thomas Pharmaceuticals NY. Refer to the applicable authoritative guidance that supports this presentation or revise accordingly.

Potential Dilution Due to Conversion at Below Market Prices, page 10

18. Please expand your disclosure to illustrate the percentage dilution based on the number of shares of Thomas Pharmaceuticals that will be outstanding after the Distribution. You should describe iVoice's percentage ownership based on the shares to be issued in the conversion and also describe the percentage dilution to the existing stockholders.

19. Please also expand this table to include the additional dilution that will occur from conversion of the $200,000 in principal of convertible debentures issued by Thomas Acquisition Corp and the convertible debt issued to BioBridge LLC. This additional disclosure should provide the same information already included in the table and the additional information requested in response to the comment above as it relates to the convertible debentures issued by Thomas Acquisition Corp.

Risk Factors, page 11

General

20. Please add a risk factor to discuss that your employment agreement with Mr. Mahoney may result in significant severance payments. We note that if Mr. Mahoney is terminated for cause, disability or retirement, he is entitled to a severance payment equal to five times his salary. If he is terminated for death, his estate is entitled to a severance payment equal to eight times his salary. If he is terminated as a result of a change of control or for good reason, he is entitled to a severance payment equal to 300% of five times his salary. In addition, please also address the fact that the two employment agreements require the company to pay salaries, to the amount of $145,000 annually which is, in itself, a significant expense and use of funds for a company of these limited operations and resources.

Thomas Pharmaceuticals has had limited product sales, a history of operating losses and has been unprofitable since inception, page 11

21. Please expand your disclosure to quantify any current expected expenditures that you have that are material, and please also quantify and describe your cash and capital needs for the future.

Thomas Pharmaceuticals may have difficulty in expanding its retail . . . ., page 12

22. Please expand this risk factor to name any distributors whom you believe are key to your business. Please also disclose the number of retail distributors that you currently use.

Thomas Pharmaceuticals has received a going concern opinion from its independent auditors that describes the uncertainty regarding its ability to continue as a going concern, page 13

23. Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

24. Please expand your disclosure to quantify the amount of funds you expect you will need to support your business plan.

Thomas Pharmaceuticals' future revenue and operating results are unpredictable and may fluctuate, which could cause Thomas Pharmaceuticals' stock price to decline, page 13

25. Please expand your disclosure to briefly describe the "changing nature" of the markets in which you compete.

Thomas Pharmaceuticals has in the past and may in the future sell . . . ., page 14

26. Please expand this risk factor to quantify the dilutive impact on existing stockholders of the potential conversion of the debt and Series B convertible preferred stock held by iVoice and BioBridge into shares of Class A common stock. Please disclose the assumed conversion prices used to quantify the dilutive impact.

Thomas Pharmaceuticals may not be able to access sufficient funds when needed, page 15

27. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

28. Please disclose when you expect you will need to seek additional financing, how much financing you expect you will need and for what period will that financing support your business.

Thomas Pharmaceuticals' obligations under the secured convertible debentures are secured . . . ., page 16

29. Please briefly describe the security arrangement for the notes issued by Thomas Acquisition Corp. Please describe why and under what terms the company agreed to secure the notes issued by Thomas Acquisition Corp.

Members of Thomas Pharmaceuticals' Board of Directors and management may have conflicts of interest . . . ., page 16

30. Please expand your disclosure in this risk factor to disclose iVoice's percentage ownership of Thomas Pharmaceuticals assuming the conversion of the debentures and the Series B convertible preferred stock and disclose the assumed conversion price you used to calculate such percentage ownership.

31. Please also disclose the percentage of voting power that iVoice will have using the assumed conversion price of $.01 per share you have provided in this risk factor.

If Thomas Pharmaceuticals loses the services of any key personnel . . . . page 17

32. Please name your key personnel and the positions they hold with the company.

33. Please also expand this risk factor to discuss the fact that you currently have only two employees, one full-time and one part-time.

34. Please describe the term and termination provisions of your employment agreement with Mr. Lucas.

Thomas Pharmaceuticals may fail to develop new products . . . ., page 18

35. Please clarify in this risk factor whether you have any new products in development or just intend to develop the future products identified in the business section. For any new products in development, briefly describe the new products and where you are in the development process.

Thomas Pharmaceuticals relies on strategic relationships . . . . , page 19

36. Please name your key retailers and disclose the percentage of your sales that they currently represent. If you do not have any key retailers, please disclose the number of retailers that you currently rely on.

Thomas Pharmaceuticals' business depends upon third party manufacturers . . . ., page 19

37. Please expand this risk factor to discuss your dependence and the specific risks you face as a result of your dependence on each of Contract Pharmacal Corporation and Denison Pharmaceuticals, Inc. Please also briefly describe in this risk factor the materials that are manufactured and packaged for you by these third parties.

If Thomas Pharmaceuticals must restructure its operations . . . ., page 19

38. Please expand your disclosure to briefly describe the type of organizational changes and/or product and marketing strategy modifications you have undertaken in the past and how these have impacted your business.

The business of Thomas Pharmaceuticals is subject to government regulation . . . ., page 20

39. Please expand this risk factor to briefly describe the government regulations that have a material impact on your business.

The products of Thomas Pharmaceuticals have limited trademark protection . . . ., page 20

40. Please expand this risk factor to identify the trademarks that are material to your business.

41. In addition, we note that your business strategy is based on building a successful brand. Please discuss this part of your strategy in relation to the risks related to protecting your key trademarks.

Thomas Pharmaceuticals is exposed to product liability claims . . . ., page 21

42. Please quantify your level of product liability insurance coverage and, if material, the cost to you of such coverage.

There has not been any prior trading market for the Thomas Pharmaceuticals Class A Common Stock . . . ., page 21

43. We refer to your statement that "Until the shares of Thomas Pharmaceuticals Class A Common Stock are fully distributed . . . the prices at which the Thomas Pharmaceuticals Class A Common Stock trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue." Please expand your disclosure to describe what factors and circumstances will keep the distribution from being "fully distributed."

The Class A Common Stock of Thomas Pharmaceuticals is deemed to be "penny stock" . . . ., page 22

44. Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Management's Discussion and Analysis or Plan of Operation, page 24

Overview, page 24

45. You state that Thomas Pharmaceuticals NY was formed in 2004, but we note that you do

not provide MD&A disclosure for Thomas Pharmaceuticals before the fiscal year 2006. Please explain why.

Liquidity and Capital Resources, page 27

46. Please revise your disclosure to describe the time period for which your current resources are sufficient and to quantify the amount of additional financing the company currently expects it will need in the short and long-term. Please also quantify any specific material expenditures you expect to make in the near term. For example, on page 40 you state that you intend to hire additional marketing staff and full-time in-house sales management within the next 12 months. Please quantify the amount you expect to expend on this marketing plan.

47. To the extent you have not already done so, please disclose the amount of interest and maturity date for each of the debentures.

Business, page 35

Background, page 35

48. Please expand your disclosure of the merger to provide the reasons for the merger with Thomas Pharmaceuticals NY. Please also briefly describe the business of Thomas Pharmaceuticals NY, who founded the company and the importance of the merger to the business of Thomas Pharmaceuticals.

49. Please provide a more complete description of the Stock Purchase Agreement. How will the Distribution affect the Stock Purchase Agreement? Will Thomas Acquisition purchase all the outstanding shares of Thomas Pharmaceuticals after the Distribution? Please provide a description of Thomas Acquisition. Is Thomas Acquisition a private or public company? Who are its stockholders and what is the company's line of business? Why are you seeking to complete the Distribution if Thomas Acquisition will purchase the outstanding shares of Thomas Pharmaceuticals after the Distribution?

50. Please name the investor who purchased the debentures from Thomas Acquisition that are convertible into Class A Common Stock of Thomas Pharmaceuticals and Series B Convertible Preferred Stock of Thomas Pharmaceuticals.

Company Strategy, page 37

51. Please explain why your partnership approach is "unique in the industry" and why other companies in your industry have not adopted this approach.

Marketing and Sales, page 40

52. Please name the independent, experienced national sales manager with whom you have a contract. Please also describe the material terms of the contract, including each party's obligations, material payments due or payable and the term and termination provisions. Please file the agreement as an exhibit to the registration statement.

53. Please name the Canadian distributor with whom you have recently established a relationship.

54. We note from your disclosure on page 12 that you currently do not have long-term sale or supply agreements with any of your retail distributors. To the extent you have any oral agreements or understandings with these distributors, please expand your disclosure to describe the terms of those agreements.

Competition, page 41

55. Please expand your disclosure to identify your key competitors and the key products with which you compete. Please also explain where your company and product stand in terms of market position in relation to these key competitors and key products.

Principal Stockholders, page 53

56. Since Mr. Mahoney is a controlling stockholder of iVoice, it appears that he may be considered a beneficial owner of the shares held by iVoice. Please include him as a beneficial owner or provide us your analysis as to why you believe he is not.

57. Please disclose the natural persons who have voting and investment control over the shares beneficially owned by BioBridge LLC.

The Distribution, page 57

58. We note your statement that "We currently anticipate that the Distribution will be effected near the effective date of the registration statement." Since you are registering the Distribution, it must be effected after the registration statement is declared effective. Please revise your disclosure accordingly.

Statement of Changes in Stockholders' Deficit, page F-5

59. You state on page 4 and elsewhere throughout the filing that a "733,602-for-one" stock split "was accomplished" by means of a stock dividend; however, it does not appear that you have retroactively adjusted your financial statements and related notes and other disclosure to present the effects of this split. Please clarify or revise the financial statements and related disclosure accordingly.

Notes to Consolidated Financial Statements

Note 1- Organization and Basis of Presentation, page F-8

60. Please revise your disclosure to provide information regarding the nature of your financial statements in the context of SAB Topic 1.B.1. Specifically, please disclose management's basis for preparing the stand-alone financial statements of Thomas Pharmaceuticals, Ltd., including what expenses are directly applicable to Thomas' operating history versus those estimated by management. Please also tell us and disclose why Thomas is not subject to federal income taxes; that is, clarify whether iVoice will retain sufficient ownership in Thomas to continue including Thomas in its federal tax returns.

Note 2- Summary of Significant Accounting Policies, page F-8

Revenue and Cost Recognition, page F-9

61. Please expand your revenue recognition policy disclosure both herein and in your Management's Discussion and Analysis to clarify how you determine a sale is complete and what triggers you to then recognize the related revenue. That is, please correlate your discussion of your revenue recognition policy to your statement under "Accounts Receivable" that appears to indicate your customers do not have to render payment upon taking product from you. Refer to the applicable authoritative accounting literature under U.S. GAAP, for example, SAB No. 104, Topic 13A.1.

Product Returns, page F-9

62. Please tell us how you determined that you comply with paragraph 6f. of SFAS No. 48 given your limited operating history and fully disclose your accounting policy with respect to product returns pursuant to SFAS No. 48, as well as the amount of any sales returns provision you have offset against revenue for the financial statement periods presented. Additionally, please tell us how you determined that you can reasonably estimate sales returns, as your "open return policy for unsold product" appears to indicate that your customers may return product at any time for any reason. Refer to paragraph 8 b. of SFAS No. 48. Revise your related Management's Discussion and Analysis disclosure accordingly.

Provision for Bad Debt, page F-9

63. Please tell us how your provision for product returns, which presumably offsets your revenue, is sufficient to protect against losses related to unpaid accounts receivable. Specifically, tell us how management determines that your accounts receivable balance is fairly stated and how your policy complies with U.S. GAAP, which prescribes the allowance method for assessing doubtful accounts. Revise your related Management's Discussion and Analysis disclosure accordingly.

Note 3 – Intangible Assets, page F-13

64. Disclose what triggered the impairment. It does not appear that intangible assets were amortized as only accumulated impairment is presented. Clarify the amount of amortization separate from the impairment or revise the financial statements as necessary.

Note 4- Notes Payable/Convertible Debentures, page F-13

65. Please revise your disclosure to clarify how you calculated the beneficial conversion feature related to your three convertible debenture issues. Refer to EITF No. 98-5 and other related authoritative literature, as applicable.

Note 5- Derivative Liability, page F-14

66. Please revise your disclosure to clarify how you determined that the aggregate beneficial conversion feature associated with the three iVoice convertible debenture issues represents a derivative liability under SFAS No. 133 and EITF No. 00-19, as one cannot ascertain how you came to your conclusion based on the disclosure herein and in Note 4.

67. Please justify your assumption of 5% for volatility as this level of volatility is very low.

Note 9- Acquisitions and Mergers, page F-17

68. Please address the following comments regarding your January 6, 2006 acquisition of Thomas NY. Please also revise your current disclosure accordingly and reference the authoritative literature under U.S. GAAP in each instance that supports your treatment.

- It appears that you have accounted for the transaction as a reverse acquisition with Thomas NJ (Thomas Pharmaceuticals, Ltd.) being the legal acquirer and non-operating shell company. Please disclose how you determined the accounting acquirer pursuant to paragraph 17 of SFAS No. 141, which you reference in the notes to the pro forma financial statements beginning on page F-22. To that end, it is thus unclear why you have eliminated the equity of Thomas NY. Please clarify or revise accordingly.

- The merger of a private operating company into a public shell corporation is a capital transaction in substance. Accordingly, no intangible assets should be recognized. Please revise the financial statements as necessary. Disclose how you determine the cost of the acquisition and how the purchase price is allocated.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas P. Gallagher, Esq.
     Barbara J. Comly, Esq.
     Gallagher, Briody & Butler
     155 Village Boulevard, 2nd Floor
     Princeton, NJ 08540